UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Gas Natural Inc.
(Name of Issuer)

Common Stock, $0.15 par value per share
(Title of Class of Securities)

367204104
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 389,853
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 389,853
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON JCP Drawdown Partnership II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,983
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 120,983
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,836
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 510,836
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,836
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 510,836
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,836
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 510,836
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 367204104

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 510,836
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 510,836
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 510,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 367204104

The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Drawdown II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 389,853 Shares owned directly by JCP Partnership is approximately $3,507,406, excluding brokerage commissions. The aggregate purchase price of the 120,983 Shares owned directly by JCP Drawdown II is approximately $1,173,147, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,487,511 Shares outstanding as of April 21, 2014, which is the total number of Shares outstanding as reported in the Issuer’s amended Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2014.

A.	JCP Partnership

(a)	As of the close of business on April 29, 2014, JCP Partnership beneficially owned 389,853 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 389,853
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 389,853
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Drawdown II

(a)	As of the close of business on April 29, 2014, JCP Drawdown II beneficially owned 120,983 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 120,983
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 120,983
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Drawdown II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 367204104

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Drawdown II, may be deemed the beneficial owner of the (i) 389,853 Shares owned by JCP Partnership and (ii) 120,983 Shares owned by JCP Drawdown II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 510,836
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 510,836
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 389,853 Shares owned by JCP Partnership and (ii) 120,983 Shares owned by JCP Drawdown II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 510,836
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 510,836
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Drawdown II, may be deemed the beneficial owner of the (i) 389,853 Shares owned by JCP Partnership and (ii) 120,983 Shares owned by JCP Drawdown II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 510,836
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 510,836
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 367204104

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 389,853 Shares owned by JCP Partnership and (ii) 120,983 Shares owned by JCP Drawdown II.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 510,836
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 510,836
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares since the filing of the initial Schedule 13D.  The transactions in the Shares on behalf of each of JCP Partnership and JCP Drawdown II since the filing of the initial Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of April 28, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 9, 2014, JCP Partnership sold in the open market to counterparties call options referencing an aggregate of 38,200 Shares at a price of $10.00 per Share, if such right is exercised prior to or on May 17, 2014.

On April 9, 2014, JCP Drawdown II sold in the open market to counterparties call options referencing an aggregate of 11,800 Shares at a price of $10.00 per Share, if such right is exercised prior to or on May 17, 2014.

CUSIP NO. 367204104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2014

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Drawdown Partnership II, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC
General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 367204104

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

(11,447)	11.2146	04/28/2014

JCP DRAWDOWN PARTNERSHIP II, LP

(3,553)	11.2146	04/28/2014